UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 17, 2006

                        Commission File Number: 001-32305


                                   CORPBANCA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                         Huerfanos 1072, Santiago, Chile
                     ---------------------------------------
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]          No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On February 17, 2006, Corpbanca published a notice announcing the proposed payment of a dividend to those shareholders' of record listed in the shareholders' registry as of the record date of February 22, 2006, at its upcoming Ordinary Shareholders' Meeting scheduled for February 28, 2006, in the Chilean newspaper Diario La Tercera.

     An unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Date:  February 17, 2006


                                     CORPBANCA



                                     By:     /s/ Claudio Chamorro Carrizo
                                        ----------------------------------------
                                        Name:    Claudio Chamorro Carrizo
                                        Title:   Division Manager - Planning and
                                                 Development Control

                                  EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1 Unofficial English language translation of the announcement published February 17, 2006, in the Chilean newspaper Diario La Tercera regarding Corpbanca's proposed payment of a dividend to its shareholders of record.